SECURITIES AND EXCHANGE COMMISSION

02018505

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden
Hours per response 12.00

SEC FILE NUMBER
8-27483

RECEIVED FEB 27 2002 366 WASH. D.C. PROCESSING SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) **AND ENDING** 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Beacon Investment Company

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 S. Main Street, Suite 200
(No. and Street)

Ann Arbor	MI	48104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Audrey L. Johnson — (734) 662-1200
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	Illinois	60606-3392
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Audrey L. Johnson, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplementary information pertaining to the firm of Beacon Investment Company, as of December 31, 2001, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

20th day of February 2002

Notary Public

OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-26-2005

Signature
Audrey L. Johnson

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Beacon Investment Company

Statement of Financial Condition

December 31, 2001

AM&G CHECKERS SM

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Beacon Investment Company
Table of Contents
December 31, 2001

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Board of Directors of
Beacon Investment Company

We have audited the accompanying statement of financial condition of Beacon Investment Company as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Beacon Investment Company as of December 31, 2001 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
February 1, 2002

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

Beacon Investment Company
Statement of Financial Condition
December 31, 2001

Assets

Cash	$ 491,318
Money market funds	699,572
Deposit with clearing broker	100,000
Investment management fees receivable	37,920
Securities owned	773,465
Equipment	18,519
Other assets	9,585
Total assets	$ 2,130,379

Liabilities and Stockholders' Equity

Liabilities	
Accrued profit sharing contribution	$ 280,001
Accounts payable and other accrued expenses	155,464
Total liabilities	435,465
Stockholders' equity	
Common stock	2,454
Paid-in capital	555,604
Retained earnings	1,136,856
Total stockholders' equity	1,694,914
Total liabilities and stockholders' equity	$ 2,130,379

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—Beacon Investment Company (the "Company") is a registered securities broker-dealer and a registered investment advisor. The Company provides brokerage services to retail and institutional customers located throughout the United States. Customer transactions are cleared through another broker on a fully disclosed basis. As an investment advisor, the Company provides investment management services to individuals, trusts and retirement plans.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities Owned—Securities owned consist of U.S. Government obligations and are carried at market value.

Income Recognition—Securities transactions and the related income and expenses are recorded on trade date.

Investment management fees are recognized as earned.

Equipment—Equipment is recorded at cost and depreciated by the straight-line method over the estimated useful lives of the assets.

Income Taxes—The Company has elected to be an "S corporation" under provisions of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. The stockholders are liable for individual income taxes on their respective shares of the Company's taxable income.

Advertising—The Company expenses the costs of advertising as the costs are incurred.

Note 2 Equipment

Equipment at December 31, 2001 is recorded at cost and is net of accumulated depreciation of $470,030.

Note 3 Commitments

Under a lease for office space expiring October 31, 2003, minimum annual rentals are as follows, exclusive of additional payments that may be required for certain increases in operating and maintenance costs and changes in the Consumer Price Index:

2002	$ 152,160
2003	126,800
	$ 278,960

An agreement with the stockholders provides that the Company would, under certain circumstances, be required to purchase the stock owned by stockholders at a price as defined in the agreement.

Note 4 Profit Sharing Plan

The Company has a profit sharing plan covering eligible employees. Plan contributions are made at the discretion of management.

Note 5 Related Parties

Commission income includes amounts earned from the Company's profit sharing plan and certain stockholders. The same stockholders and the profit sharing plan receive investment advisory services at no cost.

Note 6 Off-Balance-Sheet and Financial Instrument Risk

Cash, money market fund investments and the deposit with the clearing broker represent a concentration of credit risk. The Company, at December 31, 2001, had uninsured deposits with a bank and its clearing broker of approximately $391,300.

Securities transactions of customers are introduced to and cleared through its clearing broker on a fully disclosed basis, and under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to minimize the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines are monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions where necessary. The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the creditworthiness of the clearing broker with which it conducts business.

Note 7 Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equal to $50,000 or 6-2/3 percent of "aggregate indebtedness," whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2001, the Company had net capital and net capital requirements of approximately $1,604,000 and $50,000, respectively. The net capital rule may effectively restrict the payment of cash dividends.